UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2019

BridgeWell Preferred Income LP

(Exact name of issuer as specified in its charter)

Florida

(State of other jurisdiction of incorporation or organization)

BridgeWell Preferred Income LP

2400 E. Colonial Drive – Ste 200

Orlando, FL 32803

407-447-5000

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

81-1588569
(I.R.S. Employer Identification Number)

Limited Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

1

Forward-Looking Statement

This Semi-Annual Report of BridgeWell Preferred Income LP, a Florida limited partnership, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the BridgeWell Preferred Income LP Offering Circular filed pursuant to Regulation A, or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

BUSINESS

BridgeWell Preferred Income LP (the “Company”) was formed on January 25, 2016 for the purpose of investing in mortgages secured by real estate.

As of the date of this report, the Company has sold 12,340 Limited Partnership Interests (Units) to Investors ($12.34 million).

As of June 30, 2019, the Company is invested in $10.47 million in secured mortgage loan notes, and $1.39 million in real estate investments. The Company held $1.5 million in cash at a depository insured bank as of June 30, 2019.

We are not aware of any unusual event or transaction, or any new developments, that are expected to materially affect the operations of the Company, except that the Company continues to improve its operating efficiency and business practices.

Liquidity and Capital Resources

The Company is seeking to raise up to $50 million of capital by selling Limited Partnership Interests (Units) to Investors. We expect to deploy most of the capital we raise in secured mortgage notes, existing income-producing real estate, and if it is more advantageous, in the development of income-producing real estate.

The Company does not currently have any capital commitments. Should we need more liquid capital, we have established institutional buyers for the type of secured mortgage loans that we hold.

The Company has a $2 million warehouse line of credit through the servicer, BridgeWell Capital LLC. The Company has also obtained an additional $5 million warehouse line of credit. The terms and rates can be found in Note 4 of the Notes to Financial Statements.

Trend Information

We are closely monitoring the impact of rising interest rates and rates of return on the type of secured mortgage loan notes that the Company purchases. During the reporting period ending June 30, 2019, we have not noticed a material change substantial enough to prevent the Company from acquiring investment inventory at sufficient rates to provide Limited Partner preferred returns.

Item 2. Other Information

None.

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Item 3. Financial Statements

BridgeWell Preferred Income LP

A Florida Limited Partnership

Financial Statements

(Unaudited)

FS-1

Financial Statements

BridgeWell Preferred Income LP

Financial Statements and Supplementary Notes

FS-2

BRIDGEWELL PREFERRED INCOME LP
BALANCE SHEETS (UNAUDITED)
As of June 30, 2019 and December 31, 2018

	June 30,	December 31,
	2019	2018
ASSETS
Current Assets:
Cash and cash equivalents	$1,501,508	$160,726
Other Current Assets:
Accrued Interest	83,670	55,421
Advances	101,798	—
Secured Loans	10,466,499	7,514,870
Due from Related Parties	169,675	—
Total Other Current Assets	10,821,642	7,570,291
Total Current Assets	12,323,150	7,731,017
Other Assets:
Real Estate Investments	1,385,195	1,465,934
Start-up Costs	—	—
Deferred Management Fees	24,928	24,928
Deposits & Retainers	826	284
Total Other Assets	1,410,949	1,491,146
TOTAL ASSETS	$13,734,099	$9,222,163

LIABILTIES & PARTNERS' EQUITY
Liabilities:
Current Liabilities:
Accounts Payable	$16,121	$—
Due to Related Party	223,127	134,522
Lines of Credit Advances	1,298,413	392,513
Total Current Liabilities	1,537,661	527,035

Long-Term Liabilities:
Related Party Payable	10,000	10,000
Total Liabilities	1,547,661	537,035

Partners' Equity	12,186,437	8,685,128

TOTAL LIABILTIES & PARTNERS' EQUITY	$13,734,098	$9,222,163

The accompanying notes are an integral part of these financial statements.

FS-3

BRIDGEWELL PREFERRED INCOME LP
STATEMENTS OF OPERATIONS (UNAUDITED)
For the six-month periods ended June 30, 2019 and 2018

	2019	2018
Revenues:
Note Interest	$497,931	$35,575
Bank Interest	152	—
Total Revenues	498,083	35,575
Operating Expenses:
Servicing Fees	—	6,787
Warehouse Funding Fees	6,525	450
Warehouse Credit Line Interest	25,355	2,007
Total Operating Expenses	31,880	9,244
General & Administrative Expenses	75,370	—
Total Expenses	107,250	9,244
Other Income	5,563	—
Net Income	$396,396	$26,331

The accompanying notes are an integral part of this financial statement. In the opinion of management, all adjustments necessary in order to make the interim finanical statement not misleading have been included.

FS_4

BRIDGEWELL PREFERRED INCOME LP
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six-month periods ended June 30, 2019 and 2018

	2019	2018
Cash Flows from Operating Activities
Net Income	$396,396	$26,331
Adjustments to reconcile net income to
net cash used in operating activities:
Changes in operating assets & liabilities:
(Increase)/Decrease in Account Receivable	—	(1,000)
(Increase)/Decrease in Accrued Interest	(28,849)	—
(Increase)/Decrease in LOC Advances	634,428	—
(Increase)/Decrease in Secured Mortgage Loans	(2,951,031)	(2,922,276)
(Increase)/Decrease in Property Investments	—	(229,085)
Increase/(Decrease) in Accounts Payable	16,121	(6,049)
Increase/(Decrease) in Due to BridgeWell Capital, Servicer	88,605	23,446
Increase/(Decrease) in Due to Preferred Income Manager	—	5,546
Net cash Used in Operating Activities	(1,844,330)	(3,103,087)

Cash Flows from Investing Activities
Adjustments to reconcile net income to
net cash used in investing activities:
Changes in operating assets & liabilities:
(Increase)/Decrease in Real Estate Investments	80,739	(152,675)
(Increase)/Decrease in Start-Up Costs	—	(72,491)
(Increase)/Decrease in Deferred Management Fees	—	(5,546)
(Increase)/Decrease in Deposits and Retainers	(542)	(284)
Net cash Used in Investing Activities	80,197	(230,996)

Cash Flows from Financing Activities
Adjustments to reconcile net income to
net cash used in financing activities:
Changes in operating assets & liabilities:
Increase/(Decrease) in Advance - Preferred Income Manager	—	—
Increase/(Decrease) in Partner Equity - Limited Partner	3,810,764	3,724,836
Increase/(Decrease) in Partner Equity - General Partner	—	—
(Increase)/Decrease in Distributions to Limited Partners	(705,849)	(31,383)
Net cash Used in Financing Activities	3,104,915	3,693,453

Net Change in Cash	1,340,782	359,370

Cash at Beginning of Period	160,726	43
Cash at End of Period	$1,501,508	$359,413

The accompanying notes are an integral part of these financial statements.

FS-5

NOTE 1-         SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

BridgeWell Preferred Income LP (the “Company”) is a Florida limited partnership formed on January 25, 2016. The general partner is the Preferred Income Manager LLC (“PIM” or “General Partner”). The Company was organized to invest in income-generating real estate and real estate-backed mortgage notes.

The Company invests primarily in real estate secured loans (fixed and variable interest rate), primarily bridge loans and other loans secured by real estate. Operations are conducted throughout the United States. The loans acquired by the Company will primarily be originated by BridgeWell Capital LLC, an affiliated company to the General Partner, pursuant to a set of underwriting guidelines approved by management as set forth in the Offering Circular. BridgeWell Capital LLC will also service the loans pursuant to a Master Note Servicing Agreement.

General Company Provisions

The Company is managed by PIM, the Company’s General Partner. The rights, duties and powers of the General Partner are governed by the Company limited partnership agreement.

PIM acting alone has the power and authority to act for and bind the Company.

Term and Offering of the Company

The Company will continue in perpetuity unless PIM chooses to dissolve it.

Limited Partnership Interests

On January 31, 2018, the Company was qualified from the U.S. Securities and Exchange Commission to issue Limited Partnership Interests (Units) under Regulation A, Conditional Small Issues Exemption. Under the terms of the Company’s offering, it is able to issue up to 50,000 Limited Partnership Interests (“Units”) at a price of $1,000 per unit. The Units will bear a preferred return of 7.00%. The rest of the net profits after distribution of preferred returns is distributed to the General Partner.

FS-6

NOTE 1 -       SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Liquidity and Withdrawals

There is no public market for units of the Company and none is expected to develop in the foreseeable future. The Company does have a redemption program; however, no Limited Partner may request a redemption within the first six months from the date a Limited Partner is admitted to the Company. The Company will only redeem Units up to 10% of the value of assets under management per quarter, which may be waived by the General Partner, in its sole discretion, if a limited partner is experiencing undue hardship. Please see the Offering Circular under “Withdrawal, Redemption Policy and Other Events of Dissociation” for more detailed information.

Profits and Losses

Subject to performance of the Company and after paying Company expenses, management fees and interest on the line of credit, profits and losses are allocated in the following order:

•	Losses are allocated pro-rata to limited partners
•	Profits are allocated pro-rata to limited partners to the extent of prior losses; then to pay for cumulative preferred returns; thereafter 100% to the General Partner.

Distributions

The Company distributes or reinvests amounts equal to the Limited Partners’ 7.00% cumulative non-compounded preferred return on their proportionate Units based on the Company’s excess distributable cash each month. PIM will distribute funds only to the extent that funds are available.

Management and Related Party Fees

The General Partner and/or its affiliates are entitled to receive certain fees, compensation and expense reimbursements from the Company.

PIM is entitled to receive an asset management fee of 1.00% per annum on assets under management.

FS-7

NOTE 1 -       SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management and Related Party Fees (Continued)

BridgeWell Capital LLC services the loans and collects a servicing fee of up to 3.00% of the principal balance of performing loans being serviced, payable on a monthly basis.

The Company receives certain operating and administrative services from PIM, some of which may not be reimbursed to PIM. The Company’s financial position and results of operations would likely be different without this relationship with the General Partner.

Basis of Accounting and Use of Estimates

The Company’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company is an investment company that follows the specialized accounting and reporting guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 946, Financial Services - Investment Companies. The accrual basis of accounting requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

Mortgage Loans Receivable

Mortgage loans receivable are recorded at their outstanding principal balance with interest thereon being accrued as earned. Company loans will have varying terms at the discretion of the General Partner. Most Company loans will generally have a term of 12 months and provide for monthly payments of interest with a “balloon payment” at the end of the term. The Company will not recognize interest income on loans once they are determined to be impaired until the interest is collected in cash. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the underlying collateral.

FS-8

NOTE 1 -       SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses

The allowance for loan losses has been established for future potential loan losses. Loan losses will be charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, will be credited to income. The allowance for loan loss is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Real Estate Investments

The Company invests in real estate and real estate trusts in select locations, redevelops them with the goal of selling them for retail market value or holding them for appreciation and/or income generation, providing investor attractive returns. Investments in real estate are carried at fair value. Real investments are comprised of commercial properties or raw land that is initially recorded at the purchase price plus closing costs when acquired. Improvements and development costs are capitalized as a component of the cost. Real estate investments are accounted for in accordance with FASB Topic 946, which requires investments be initially measured at their transaction price and subsequently measured at fair value when the real estate investment is close to completion or completed and management is able to make an assessment of fair value. The fair value of each real estate investment is based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date. Unrealized net gains or loss are recorded in the statements of income.

FS-9

NOTE 1 -       SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Mortgage interest income on performing loans is recognized as revenue when earned according to the contractual terms of the loan.

Gain or sale of real estate investment is recognized at the time of sale of the asset.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy established under applicable accounting guidance which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are 3 levels of inputs that may be used to measure fair value. The 3 levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are those other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own assumptions about the inferences that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company’s own data.

Valuation Process and Techniques

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. Periodic reassessments of the models are performed to ensure that they are continuing to perform as designed.

FS-10

NOTE 1 -       SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

Valuation Process and Techniques (Continued)

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used to estimate the fair value of assets and liabilities:

Performing mortgage loans that management intends to hold to maturity are valued at historical cost. Non-performing and impaired mortgage loans are reported at the net realizable value of the underlying collateral based on an observable market price or a current appraised value. Mortgage loans are classified as Level 3.

Real estate investments are fair valued on a quarterly basis when the asset is close to completion and fair value is determinable.  Management determines fair value using valuations from third parties, which use market and discount cash flow valuation models. Investments are classified as Level 3.

Income Taxes

The Company has elected to be a partnership under the Internal Revenue Code and a similar section of the state code. The members of a partnership are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

The Company has evaluated its current tax positions and has concluded that as of June 30, 2019, no significant uncertain tax positions exist for which a reserve would be necessary.

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities. As of June 30, 2019, there is no year open to examination by the Internal Revenue Service and none for state and local governmental authorities.

FS-11

NOTE 1 -       SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements

Accounting Standards Issued but Not Yet Effective

Credit Losses - In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2016-13 Financial Instruments - Credit Losses (Topic 326). Prior to this pronouncement, generally accepted accounting principles required use of the incurred loss method for recognizing credit losses in the reserve. The incurred loss method recognizes a credit loss when it is probable that a loss has been incurred. The new guidance replaces the incurred loss method with one that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The effective date of this ASU was delayed by ASU 2018-19 Codification Improvements to Topic 326, Financial Instruments - Credit Losses until interim and annual periods beginning after December 15, 2021, with early adoption allowed one year earlier. Management is in the process of evaluating this guidance, but does not believe it will have a significant impact on the financial statements of the Company.

Fair Value Measurement – In August 2018, the FASB issued ASU 2018-13 Disclosure Framework (Topic 820) – Changes to the Disclosure Requirements for Fair Value Measurement. This guidance removes or modifies various disclosures relating to the activity or reconciliations of Level 1, 2 and 3 fair value measurements. It is effective for interim and annual periods beginning after December 15, 2019.

NOTE 2 -         CASH CONCENTRATION

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance. At times, cash balances may exceed insured amounts.

NOTE 3 -         MORTGAGE LOANS RECEIVABLE

Mortgage loans receivable consists of notes to individuals and companies, secured by deeds of trust, bearing interest at 7.00% to 18.00% per annum with either a balloon payment due at maturity or periodic amortizing payments. These notes have maturity dates ranging from July 2019 to July 2047.

FS-12

NOTE 3 -         MORTGAGE LOANS RECEIVABLE (CONTINUED)

At June 30, 2019, mortgage loans receivable mature as follows: $3.36 million in 2019; $6.33 million between 2020 and 2023; and $776,000 thereafter.

As of June 30, 2019, the Company has outstanding rehabilitation loans of $8.24 million , of which $5.45 million is funded, with a commitment to fund an additional $ 2.79 million. These commitments will be funded by a combination of collections of mortgage loans receivable and credit line advances.

No loans were modified for the 6 months ended June 30, 2019 and 5 mortgage loans ($220,000) were in default due to one late payment.

NOTE 4 -         LINE OF CREDIT

The Company has access to two lines of credit (“LOC”) agreements which total $7 million . The $2 million LOC agreement is through the servicer BridgeWell Capital LLC (“BWC”) and has a variable rate of interest based on 1-year LIBOR plus 4.50% with a minimum interest rate of 7.50%. At June 30, 2019, the borrowing rate is 7.50%. The LOC is renewed annually and is collateralized by the Company’s assets and is also personally guaranteed by the principal of BWC. The $5 million LOC agreement is directly with BridgeWell Preferred Income LP and has a variable interest rate based on WSJ Prime plus 2.00%, with a floor of 7.25%. At June 30, 2019, the borrowing rate is 7.50%. This LOC is renewed annually and is collateralized by the Company’s assets. The Company has also put on deposit $250,000 with the Line of Credit bank in lieu of a personal guarantee by the principal of BWC. The Company reimbursed BWC, the servicer, for $31,880 in credit line interest and fees for the 6 months ended June 30, 2019.

NOTE 5 -         RELATED PARTY TRANSACTIONS

Management Fees

PIM earned $55,266 in management fees for the 6 months ended June 30, 2019, all of which are deferred and not included on the balance sheet. Management fees of $5,546 fees were earned for the 6 months ended June 30, 2018 and are included in related party payables on the June 30, 2018 balance sheet.

Servicing Fees

BridgeWell Capital LLC earned $94,473 in servicing fees for the 6 months ended June 30, 2019, all of which are deferred and not included on the balance sheet. There were $13,580 in servicing fees for the six months ended June 30, 2018, of which $6,787 were paid and $6,793 are included in related party payables.

FS-13

NOTE 5 -         RELATED PARTY TRANSACTIONS (CONTINUED)

Related Party Payable

From the 6 months ended June 30, 2019, BridgeWell Capital LLC provided $94,986 to the Company for advertising and seminars related to capital raising. This is included in related party payables on the accompanying balance sheet.

Investments

The general partner’s investment in the Company was $50,000 at December 31, 2018 and at June 30, 2019.

NOTE 6 -         FAIR VALUE MEASUREMENTS

The following table represents the Company’s fair value hierarchy for its assets measured at fair value on a recurring basis as of June 30,

	2019
	Level 1	Level 2	Level 3
Mortgage Loans Receivable	$—	$—	$10,466,499
Real Estate Investments	—	—	1,385,195

Total	$—	$—	$11,851,694

From December 31, 2018 to June 30, 2019, the Company had the following Level 3 assets:

	Mortgage Loans Receivable	Real Estate Investments
Beg. Balance 12-31-18	$7,514,870	$1,465,934
Purchases	7,490,113	79,450
Unrealized Fair Value Adjustment	—	—
Payoffs or Sales	4,538,484	160,189

Ending Balance 6-30-19	$10,466,499	$1,385,195

FS-14

NOTE 6 -        FAIR VALUE MEASUREMENTS (CONTINUED)

Due to their short-term nature, the carrying values of cash, deferred syndication expenses, accounts payable and accrued liabilities, related party line of credit and related party payable approximate their fair values at December 31, 2018 and June 30, 2019.

NOTE 7 -        COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At June 30, 2019, there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 8 -         SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 25, 2019, the date the financial statement was available to be issued, and there were no events to report.

FS-15

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BridgeWell Preferred Income LP
Date: September 26, 2019	By: /s/ John E. Parrett
John E. Parrett Manager of Preferred Fund Manager, LLC

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